NO ACT

DC 12-20-7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023974

Received SEC

FEB 01 2008

Washington, DC 20549

February 1, 2008

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2008

Re: Honeywell International Inc.
Incoming letter dated December 20, 2007

Dear Mr. Larkins:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Honeywell by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rules 14a-8(i)(10) and (7)

December 20, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO") on behalf of the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2008 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its 2008 proxy materials.

The Proposal states:

"**Resolved**: Shareholders request that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to their health industry affiliations and shall be explicitly integrated with the company's existing policies

> regarding related party transactions. For the purposes of this policy, 'board members with health industry affiliations' means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries."

Reasons for Excluding the Proposal. It is our opinion that the Proposal is excludable for the following reasons: (i) the Proposal has been substantially implemented and, therefore, may be excluded pursuant to Rule 14a-8(i)(10); and (ii) the Proposal relates to the ordinary business operations of Honeywell and, therefore, may be excluded pursuant to Rule 14a-8(i)(7).

I. The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998).

It is well established in Staff no-action letters that a company has substantially implemented a proposal so long as the company's actions satisfactorily address the concerns underlying the proposal. See, e.g., Masco Corporation (Mar. 29, 1999). Honeywell has satisfactorily addressed the concerns underlying the Proposal through its policies and procedures adopted to comply with New York Stock Exchange (the "NYSE") listing standards and Delaware law.

As an NYSE-listed company, Honeywell is required to comply with the NYSE's listing standards, including Section 303A Corporate Governance Listing Standards. Section 303A.10, *Code of Business Conduct and Ethics*, requires listed companies to adopt and disclose a code of business conduct and ethics for its directors, officers, and employees. The Commentary to Section 303A.10 indicates that listed companies should address conflicts of interest, among other important topics, in their code of business conduct and ethics.

In compliance with NYSE Section 303A.10, Honeywell has adopted and disclosed its Code of Business Conduct (the "Code"), which applies to all directors, officers, and employees and addresses all conflicts of interest. The Code cautions all directors, officers, and employees and their immediate families to "avoid any situation that may create or appear to create a conflict between [their] personal interests and the interests of the Company." The Code explains that a "conflict of interest may arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her duties and responsibilities to the Company objectively and effectively." Further, the Code explains that a "conflict, or appearance of a conflict, might arise, for example, by . . . owning a financial interest in, or serving in a business capacity with, an outside enterprise that does or wishes to do business with, or is a competitor of, the Company." The Code is available on the Company's website, in the Investor Relations section, at http://phx.corporate-ir.net/phoenix.zhtml?c=94774&p=irol-govConduct.

Further, as a Delaware corporation, Honeywell is governed by the Delaware General Corporation Law (the "DGCL"), including Section 144, *Interested directors; quorum.* DGCL Section 144 provides, among other things, that a contract or transaction between a Delaware corporation and a corporation or other entity in which a director is a director or officer or has a financial interest is not void or voidable if material factors about the director's relationship or interest are disclosed or known to the board or a board committee, and the board or board committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of disinterested directors.

Consistent with DGCL Section 144, Article EIGHTH of Honeywell's Certificate of Incorporation ("Article EIGHTH") provides as follows:

> "No contract or other transaction of the corporation shall be void, voidable, fraudulent or otherwise invalidated, impaired or affected, in any respect, by reason of the fact that any one or more of the officers, Directors or stockholders of the corporation shall individually be party or parties thereto or otherwise interested therein, or shall be officers, directors or stockholders of any other corporation or corporations which shall be party or parties thereto or otherwise interested therein; provided that such contract or other transactions be duly authorized or ratified by the Board of Directors or Executive Committee, with the assenting vote of a majority of the disinterested Directors or Executive Committeemen then present, or, if only one such is present, with his assenting vote."

Thus, pursuant to Article EIGHTH, a majority of Honeywell's disinterested directors must approve a contract or transaction involving an interested director; otherwise, the contract or transaction may be void or voidable.

Finally, Item 404(b) of SEC Regulation S-K requires the Company to describe its policies and procedures for the review, approval or ratification of transactions with related persons, including directors and their immediate family members. As described in the Company's 2007 Proxy Statement after a summary of Article EIGHTH and the Code,

Honeywell has the following specific policies and procedures relating to potential conflicts of interest and related-party transactions:

> "The Board or responsible Committee thereof must review any potential conflict and determine whether any action is required, including whether to authorize, ratify or direct the unwinding of the relationship or transaction under consideration, as well as ensure that appropriate controls are in place to protect the Company and its shareowners. In making that determination, the Board or responsible Committee considers all relevant facts and circumstances, such as the benefits of the transaction to the Company; the terms of the transaction and whether they are arm's-length and in the ordinary course of the Company's business; the direct or indirect nature of the related person's interest in the transaction; the size and expected term of the transaction; and other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.
>
> In order to ensure that all material relationships and related person transactions have been identified, reviewed and disclosed in accordance with applicable policies, procedures and regulations, each director and officer also completes a questionnaire at the end of each fiscal year that requests confirmation that there are no material relationships or related person transactions between such individuals and the Company other than those previously disclosed to the Company."

In our opinion, the Company's Code, Article EIGHTH, and its policies and procedures governing potential conflicts of interest and related-party transactions substantially implement the Proposal. While the Code, Article EIGHTH, and the policies and procedures are not specific to conflicts of interest and related-party transactions pertaining to health industry affiliations, they are broad enough to capture such affiliations. Indeed, the Proposal itself requests that its health industry conflicts of interest policy be integrated with the Company's existing policies regarding related-party transactions.

The Staff has consistently concurred in the exclusion of proposals under Rule 14a-8(i)(10) where a company's policies and procedures adopted under various legal and regulatory requirements addressed the concerns underlying a proposal. See, e.g., Honeywell International Inc. (Feb. 21, 2007) (proposal requesting disclosure concerning independence determinations was excludable where compliance with regulatory disclosure requirements addressed the concerns of the proposal); Verizon Communications Inc. (Feb. 21, 2007) (same); Honeywell International Inc. (Feb. 14, 2005) (proposal requesting that the Board establish a policy of expensing in its annual income statement the costs of all future stock options was excludable where the Company was required to comply with revised Financial Accounting Standards Board 123). Given Honeywell's adoption of the Code, Article EIGHTH, and its policies and procedures governing potential conflicts of interest and related-party transactions, the Proposal has been substantially implemented and, thus, is excludable under Rule 14a-8(i)(10).

II. The Proposal Relates to Ordinary Business Operations.

Rule 14a-8(i)(7) states that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." The Proposal is excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of Honeywell for three separate reasons: (a) it relates to health care costs and, thus, employee benefits; (b) it is directed at involving Honeywell in a political or legislative process related to an aspect of Honeywell's business operations; and (c) it pertains to Honeywell's implementation of the Code, Article EIGHTH, and its policies and procedures governing potential conflicts of interest and related-party transactions.

The Proposal Relates to Health Care Costs and, Thus, Employee Benefits.

The Proposal is excludable because it pertains to health care costs and, thus, employee benefits. Although the Proposal is couched in terms of Board policies and procedures regarding potential director conflicts of interest and related-party transactions, it is clear from the Proposal that the cost of employee health care is the primary subject of the Proposal. This is evidenced by the Proposal's references to: a statement by the president of the Business Roundtable that "health costs" represent the "biggest economic challenge" for member companies of the Business Roundtable; the concern that a "director affiliated with a pharmaceutical company could oppose allowing Medicare to negotiate reduced prescription drug costs"; and the reference to General Motors' $110 million annual cost to keep a brand name prescription drug on its formulary.

The Staff has consistently agreed that proposals pertaining to a company's health care costs are excludable under Rule 14a-8(i)(7). For example, last year, the Staff concurred that a proposal, which was submitted to a number of companies, requesting that the companies report on the implications to them of rising health care expenses and how the companies would address this public policy issue without compromising the health and productivity of their workforce involved a matter of ordinary business, i.e., employee benefits. See, e.g., General Motors Corporation (Apr. 11, 2007); Target Corporation (Feb. 27, 2007); and Kohl's Corporation (Jan. 8, 2007). That proposal focused on the same cost concerns presented in the Proposal. There, the supporting statement also noted that health insurance costs were among the "fastest-growing business expenses for American corporations" and included a quote from General Motor's CEO noting that the company's health care expense put it at a disadvantage versus its foreign-based competitors. Like the proposal there at issue, the instant Proposal is excludable under Rule 14a-8(i)(7) as involving matters related to the Company's health care costs and, thus, its employee benefits.

The Proposal Seeks to Involve Honeywell in a Political and Legislative Process Related To An Aspect of Honeywell's Business Operations.

The Proposal is also excludable under Rule 14a-8(i)(7) because it is directed at involving Honeywell in a political and legislative process related to an aspect of Honeywell's business operations. It is clear from the Proposal that advancing a particular health care legislative agenda is a principal objective of the AFL-CIO. This objective is evidenced by the Proposal's references to polls that suggest that "affordable, comprehensive health care insurance is the most significant social policy issue in America," and the concerns that "a director affiliated with a pharmaceutical company could oppose allowing Medicare to negotiate reduced prescription drug costs" and that a "director affiliated with a health insurance company could oppose universal health insurance reform to insure all Americans."

The Staff has long considered proposals relating to health care legislation to be excludable as directed at involving the company in the political or legislative process related to an aspect of the company's business operations. In International Business Machines (Jan. 22, 2002), IBM received a proposal pertaining to disclosure of the estimated average annual cost of employee health benefits and suggesting that the company join other corporations to support a national health insurance system. In concluding that the proposal involved an ordinary business matter, the Staff emphasized that the proposal requested a report on health care benefits and appeared directed at involving IBM in the political or legislative process relating to an aspect of its operations. Similarly, in Brown Group, Inc. (Mar. 29, 1993), Brown Group received a proposal requesting that a board committee be established to evaluate the impact of various health care reform proposals on the company. In the supporting statement, the proponent noted that, "[b]ecause of the potential impact on Company expenses, and because of the significant public policy issues concerning health care, it is imperative that Brown Group engage in a policy-level analysis of this issue." The Staff concurred in the exclusion of the proposal as directed at involving the company in the political or legislative process relating to an aspect of the company's operations. Like the proposals at issue in IBM and Brown Group, the Proposal here at issue seeks to involve the Company in the political or legislative process pertaining to an aspect of its business operations and, therefore, is excludable under Rule 14a-8(i)(7).

The Proposal Pertains to Honeywell's Implementation of Its Policies and Procedures Relating to Conflicts of Interest and Related-Party Transactions.

The Proposal is also excludable because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Rel. No. 40018 (May 21, 1998). The SEC has noted that this "consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose . . . methods for implementing complex policies." Id.

By its terms, the Proposal seeks to implement a method for addressing potential health care conflicts of interest and related-party transactions and, thus, is related to Honeywell's implementation of the Code, Article EIGHTH, and its policies and procedures governing potential conflicts of interest and related-party transactions. As detailed in the Company's 2007 Proxy Statement quoted above, under the Company's policies and procedures, the Board of Directors or a responsible committee of the Board "must review any potential conflict and determine whether any action is required, including whether to authorize, ratify or direct the unwinding of the relationship or transaction under consideration, as well as ensure that appropriate controls are in place to protect the Company and its shareowners." The review of potential conflicts of interest is a complex process which involves the Board's or responsible committee's consideration of "all relevant facts and circumstances, such as the benefits of the transaction to the Company; the terms of the transaction and whether they are arm's-length and in the ordinary course of the Company's business; the direct or indirect nature of the related person's interest in the transaction; the size and expected term of the transaction; and other facts and circumstances . . . ." Thus, in our opinion, Honeywell's implementation of the Code, Article EIGHTH, and its policies and procedures governing potential conflicts of interest and related-party transactions is a matter of ordinary business.

The Staff has long considered proposals pertaining to the implementation or modification of a code of conduct, compliance procedures, or corporate responsibility policies as related to a company's ordinary business operations. See, e.g., Verizon Communications Inc. (Feb. 23, 2007) (proposal requesting formation of a Corporate Responsibility Committee was excludable because it related to "general adherence to ethical business practices"); Lockheed Martin Corporation (Jan. 29, 1997) (proposal requesting a report concerning evaluation of the company's legal compliance program was excludable because it related to "employment related matters"); and Nynex Corporation (Feb. 1, 1989) (proposal requesting revision of the code of corporate conduct to cover certain "public policy" topics was excludable because it related to "the particular topics to be addressed in the company's code of conduct"). Like the proposals at issue in Verizon Communications Inc., Lockheed Martin Corporation, and Nynex Corporation, the Proposal here at issue is excludable under Rule 14a-8(i)(7) as involving matters related to the Company's ordinary business operations.

The Form of the Proposal Should Not Be Elevated Above Its Substance.

The SEC has long considered the substance of the underlying subject matter at issue, rather than the form of action requested in the shareowner proposal, in assessing whether a proposal involves a matter of ordinary business. Prior to 1983, the SEC had taken the position that proposals requesting a report on specific aspects of a company's business or proposals requesting that a company form a special committee to conduct a study were not excludable under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)). But, in that year, the SEC changed course. See Exchange Act Release No. 20091 (Aug. 16, 1983). In that release, the SEC explained that, because the prior interpretation exalted form over substance, it would adopt an interpretative change to focus instead on "whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

Consistent with that guidance, in numerous cases, the Staff has agreed that shareowner proposals that are couched in terms of Board policies and procedures, but in substance address matters of ordinary business, are excludable under Rule 14a-8(i)(7). For example, in Lucent Technologies Inc. (Dec. 5, 2003), Lucent Technologies received a proposal requesting that its board adopt a policy that only independent directors could recommend policies concerning the company's pension benefit trusts and that independent fiduciaries invest and manage plan assets. Lucent Technologies argued that the manner in which companies manage their pension plans pertained to ordinary business operations. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7) because it related to ordinary business operations. See also Genetronics Biomedical Corporation (Apr. 4, 2003) (proposal requiring avoidance of all financial conflicts of interest related to non-extraordinary transactions and was, therefore, excludable as ordinary business); Lockheed Martin Corporation, supra; Nynex Corporation, supra. Like the proposals at issue in those letters, while the instant Proposal is couched in terms of Board policies and procedures, its underlying substance pertains to the ordinary business operations of the Company.

* * *

For all of the foregoing reasons, Honeywell requests that the Staff confirm that it may omit the Proposal from its 2008 proxy materials.

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the 2008 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Daniel F. Pedrotty
AFL-CIO

#229520

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 8, 2007

By UPS Next Day Air

Mr. Thomas F. Larkins, Vice President
and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

Dear Mr. Larkins:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Honeywell International Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 500 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Resolved: Shareholders request that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to their health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting Statement

Honeywell International Inc. (the "Company" or "Honeywell") directors Ivan G. Seidenberg and Bradley T. Sheares also serve as directors of Wyeth and Reliant Pharmaceuticals, respectively. Mr. Sheares is also the CEO of Reliant Pharmaceuticals. Director John R. Stafford was the CEO of Wyeth until 2001 and chairman of the board of Wyeth until 2002. Mr. Stafford has holdings in Wyeth that outweigh his holdings in the Company.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52 percent of his members say health costs represent their biggest economic challenge, explaining that, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, 7/3/2007)

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues. For example, a director affiliated with a pharmaceutical company could oppose allowing Medicare to negotiate reduced prescription drug costs. A director affiliated with a health insurance company could oppose universal health insurance reform to insure all Americans.

We also believe that the participation of health industry affiliated directors in Board decisions on health issues may create the appearance of a conflict of interest. General Motors, for example, kept an expensive brand name prescription drug on its formulary at a cost of $110 million a year despite the existence of a cheaper generic alternative. The former CEO of the drug's manufacturer is the policy committee chair of the General Motors' board of directors. (*The New York Times*, 10/5/2007)

We believe that this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Honeywell International Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Honeywell International Inc. ("Honeywell" or the "Company"), by letter dated December 20, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Honeywell urges:

> that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address <u>conflicts associated with company involvement in public policy issues related to their health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries (emphasis added).

Honeywell's letter to the Commission stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. Honeywell argues that the Proposal is in violation of:

- Rule 14a-8(i)(7) as an ordinary business matter, despite the fact that it addresses a significant social policy issue, and
- Rule 14a-8(i)(10) because Honeywell has substantially implemented the Proposal, even though the Company's existing code of conduct for directors is wholly inapplicable to the significant public policy conflicts of interest specified in the Proposal.

II. Health industry affiliated director conflicts of interest are significant public policy issues and may not be excluded under Rule 14a-8(i)(7).

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues…would not be excludable, because the proposals would transcend day-to-day business matters….'" The Proposal before Honeywell is just such a proposal. It addresses the significant social policy issue of health care reform and conflicts of interest that are presented by the Company's health industry affiliated directors on this issue. The Proposal does not ask the Company to provide any information or reports on its internal operations, nor does it attempt to micro-manage the Company. Instead it urges the Board to integrate the Company's existing policies with a new policy on health industry affiliated directors.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal/* NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal/*NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues…. That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[1]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, Honeywell is a member of the Business Roundtable, whose president, John Castellani, has called

[1] *The Wall Street Journal*, December 4, 2007, p A1.

health care reform a top priority for business and Congressional action."[2] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[3] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[4] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[5] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[6]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[7]

B. Health industry affiliated director conflicts on health care reform are significant social policy issues.

Health industry affiliated director conflicts of interest are themselves a significant policy issue in the media and in Congress. During Congressional consideration of amendments to the Hatch-Waxman Act, for example, directors at both Verizon and Georgia-Pacific were instrumental in terminating each company's support for and involvement in Business for

[2] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[3] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc.; and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[4] "National Health Care Reform: The Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. Accessed December 4, 2007.

[5] *The Wall Street Journal*, November 13, 2007, p. B4.

[6] *The New York Times*, February 7, 2007.

[7] *The New York Times*, August 31, 2007.

Affordable Medicine, a business coalition supporting federal legislation to strengthen the Act.[8] The coalition had been organized by the governors of 12 states, Verizon, Georgia-Pacific and other major corporations to reduce expenditures on prescription drugs, a major problem for business and state Medicaid programs. The Congressional Budget Office estimated that the legislation would reduce total spending on prescription drugs by $60 billion, or 1.3 percent, over the next 10 years. An examination of Verizon's proxy revealed that its CEO, Ivan Seidenberg, the chairman of its Human Resources Committee, Walter Shipley, John R. Stafford, retired CEO of Wyeth, and Richard L. Carrion, were each directors of Wyeth, which lobbied Verizon to end its involvement in the coalition.[9]

At General Motors, where health care costs have long been a central concern, three of the eleven independent directors on the board are directors of pharmaceutical companies. The Company's Presiding Director, George Fisher, also serves as a director of Eli Lilly and Company. Percy N. Barnevik, a director since 1997, retired as CEO of AstraZeneca PLC in 2004 and serves as Chairman of GM's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007, served as an officer of PhRMA and continues to serve as chair of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in GM. In 2007, *The New York Times* reported that GM was the only U.S. auto company purchasing the brand-name drug, Nexium, manufactured by AstraZeneca, at a cost to GM of $110 million per year. Senior management and labor leaders at GM had decided to eliminate Nexium from the GM formulary.[10] That decision was overturned, according to senior labor and management leaders at GM, after the GM board of directors reviewed it. At the same time, and despite its extensive federal legislative activity, GM failed to take any action to support legislation to reform the Medicare prescription drug program to require prescription drug price negotiations between pharmaceutical companies and the federal government.[11]

Conflicts of interest among health industry affiliated directors have also been documented by Chrysler Corporation's former vice president of public policy, Walter B. Maher. Writing in the *American Journal of Public Health*, Maher described how "a representative of the insurance industry" [the CEO of Prudential Insurance] successfully blocked Chrysler Corporation's efforts to persuade Business Roundtable members to support health care reform."[12]

---

[8] *The New York Times*, September 4, 2002.
[9] Verizon Communications, SEC Def.14A, 2003.
[10] *The New York Times*, October 5, 2007.
[11] Correspondence: John J. Sweeney, President, AFL-CIO, and G. Richard Wagoner, CEO, General Motors Corporation, June 14, 2007 and August 8, 2007.
[12] Maher, W.B., "Rekindling Reform—How Goes Business?" 93 Am J Pub Health 92 (2003).

At least 21 major companies (Attachment "A"), including Honeywell, have multiple health industry affiliated directors serving on their boards of directors.[13]

At the same time Proponent filed the Proposal at Honeywell, Proponent filed virtually identical public policy conflicts of interest proposals for health industry affiliated directors at the American Express Company and the McGraw-Hill Companies. Rather than seek the Commission's approval to exclude the proposal, American Express and McGraw-Hill commenced a dialogue with the Proponent and have now each agreed to revise their board of directors codes of conduct accordingly.[14] As a result, the Proponent has agreed to withdraw the proposals at American Express and McGraw-Hill.

C. The Proposal presents a significant public policy issue that is not a matter of ordinary business before Honeywell, and it is entirely compatible with Honeywell's existing policy on conflicts of interest.

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable, however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998)).

Honeywell appears to have ignored the fact that the Proposal specifically states that the Proposal urges the Board to adopt a policy addressing:

> conflicts associated with company <u>involvement in public policy issues related to their [directors'] health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions (emphasis added).

Instead, the Company repeatedly misconstrues the Proposal as a conflicts of interest policy request that relates to ordinary business matters of employee benefits costs, the political and legislative process and its own conflicts of interest practices. It is not. It focuses on conflicts associated with Company involvement in public policy issues related to the health industry affiliations of directors.

Honeywell cites cases involving IBM in support of its request to exclude the Proposal. Proponents did, in fact, submit a proposal to IBM for inclusion in the company's 2008 proxy,

---

[13] Letter and Report to SEC Chairman Christopher Cox from AFL-CIO Office of Investment Director Daniel F. Pedrotty, October 4, 2007.

[14] http://media.corporate-ir.net/media_files/irol/96/96562/Director_Code_Ethics_2008.pdf. Accessed January 30, 2008).

requesting the adoption of principles for health care reform. Unlike Honeywell, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with the Proponent. IBM and the Proponent reached an agreement on the text of a letter that IBM sent to the Proponent describing its principles for health care reform.[15]

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation*, 2007 SEC No-Act. LEXIS 325 (March 9, 2007), involved what GM described as "a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations." *Id.* *Target Corporation*, 2007 SEC No-Act. LEXIS 290 (February 27, 2007), also involved reporting on health care costs, a matter the company dealt with in the ordinary course of business. *3M Company,* 2007 SEC No-Act. LEXIS (February 20, 2007), and *Kohl's Corporation,* 2007 SEC No-Act. LEXIS 5 (January 8, 2007), both involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *3M Company* and *Target Corporation* would have required each company to conduct internal risk assessments.

International Business Machines Corporation, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), also cited by the Company, involved a proposal that called upon IBM to "share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees" and commence a lobbying campaign for national health insurance. Proponent's Proposal contains nothing that would require the sharing of health benefits costs information with shareholders. Nor is there any request to the Company to commence a lobbying campaign for national health insurance. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in

[15] Final Draft Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007.

the presidential campaign of 2008, it merely requests the board to adopt principles for health care reform. It contains no request for other action. It is entirely up to the Company's board of directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

Honeywell also maintains that the Proposal "seeks to micro-manage" the Company's existing Code of Conduct and the board of directors' determination of conflicts of interest. Honeywell is mistaken on both counts. The Proposal is carefully crafted in such a way that it is entirely compatible with Honeywell's existing Code of Conduct and the board of directors' determination of conflicts of interest. The Company's existing Code of Conduct and board practices are permissive with respect to the significant social policy issue presented by the Proposal. They can be amended in the same manner as other companies have done with this Proposal. Indeed, both the American Express Company and the McGraw-Hill Companies, which received Proponent's virtually identical proposals, each amended their board conflicts of interest policies after dialogues with the Proponent.[16]

Honeywell wrongly maintains that the Proposal seeks to micro-manage the Company. It cites Commission decisions in support of its request to exclude the Proposal, that are, however, inapposite:

Verizon Communications, Inc., 2007 SEC No-Act. LEXIS 268 (February 23, 2007), involved a proposal requesting the formation of a "'Corporate Responsibility Committee' to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability." The breadth of that proposal and its obvious involvement in ordinary business is in stark contrast to the Proposal before Honeywell, which goes to the matter of a significant social policy issue and is narrowly targeted to be compatible with existing procedures and practices at the Company.

Lockheed Martin Corporation, 1997 SEC No-Act. LEXIS 208 (January 29, 1997), was a proposal that mandated the board of directors to evaluate whether the company had a legal compliance program that adequately reviewed conflicts of interest and the hiring of former government officials and employees and to prepare a report on its findings. There was nothing in the Lockheed proposal that focused on public policy issues. Instead, the Lockheed proposal called for a broad review of the company's ordinary business operations.

---

[16] Email correspondence between Daniel Guetta, Associate General Counsel, The McGraw-Hill Companies, Inc., and Vineeta Anand, AFL-CIO Office of Investment, December 17, 2007; email correspondence between Stephen P. Norman, Corporate Governance Officer and Secretary, The American Express Company, and Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, January 3, 2008.

NYNEX Corporation, 1989 SEC No-Act. LEXIS 95 (February 1, 1989), was a proposal calling for the formation of a special committee of the board of directors to revise the existing code of corporate conduct. The proposal called for special assistance to needy customers and safety protections for company employees. The Proposal before Honeywell is narrowly focused on public policy issues related to directors with health industry affiliations.

Commission decisions in both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), are relevant to the Proposal before Honeywell. Like Honeywell, McDonald's and Costco each cited "ordinary business operations," to exclude proposals on significant social policy issues that called for the adoption of a company code of conduct. The Staff denied each company's request.

Honeywell also argues that the Proposal deals with ordinary conflict of interest matters that are routine business before the board of directors. The plain language of the Proposal reveals that it is designed to deal with a significant social policy issue affecting health industry affiliated directors. The Commission decisions cited by Honeywell, however, do not support the exclusion of a Proposal whose sole purpose is to address a significant social policy issue.

Genetronics Biomedical Corporation, 2003 SEC No-Act. LEXIS 527 (April 4, 2003), did, indeed, involve a conflicts of interest proposal, but, Honeywell neglected to point out that, in its letter permitting the company to exclude the proposal, the Commission specifically noted that the proposal attempted to deal with "all financial conflicts of interest" involving directors and that it "appears to include matters relating to non-extraordinary transactions." The Proposal before Honeywell, however, is carefully crafted to address only health industry affiliated director conflicts of interest affecting the significant social policy issue of health care reform.

III. Honeywell has failed to demonstrate that it has substantially implemented the Proposal because it neither addresses significant public policy issues in its Code of Conduct, nor does it prescribe appropriate action to remedy conflicts of interest.

The Company would have the Commission believe it has substantially implemented the Proposal, thereby permitting its exclusion under Rule 14a-8(i)(10). A comparison of the Proposal and Honeywell's Code of Conduct clearly shows that the Company has not adopted what the Proposal calls for, namely, a policy addressing conflicts associated with company involvement in public policy issues related to directors' health industry affiliations. The Proposal further states that the new policy should be explicitly integrated with the Company's existing policies on related party transactions.

Honeywell cites its compliance with the Delaware General Corporation Law (Section 144), SEC Regulation S-K (Item 404(b)), NYSE Corporate Governance Listing Standards (Section 303.A10) and its existing Code of Business Conduct ("Code") to support its claim that it has substantially implemented the Proposal. But Delaware General Corporation Law, SEC Regulation S-K, the Honeywell Code and the NYSE Listing Standards are each focused exclusively on business transactions, not public policy. Moreover, the Honeywell policy is merely conditional. It does not require directors to take action to protect shareholders. The Honeywell Code of Conduct is entirely silent on significant policy issues. It neither describes nor does it recognize such issues. It does not deal with the fact that Honeywell directors with health industry affiliations are in a position to influence, lead or produce Company decisions on significant policy matters in which they have a conflict of interest. The Honeywell Code leaves any reporting or remedial action entirely up to the individual director. The Proposal, however, would require directors to not only disclose conflicts of interest on significant policy matters affecting their health care interests, but it would include a requirement, if adopted by the board, that directors refrain from chairing meetings discussing such policies and recuse themselves from voting on significant policy matters affecting their health industry affiliations.

Honeywell cites *Masco Corporation*, 1999 SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the form submitted by the proponent. Honeywell proposes to take no action whatsoever. Indeed, Honeywell wrongly contends that it has already taken the actions requested by the Proposal, when the Company's own Code demonstrates that it has not done so.

Citing *Honeywell International*, 2007 SEC No-Act. LEXIS 206 (February 21, 2007), the Company claims its existing policies and procedures "addressed the concerns underlying" the proposal. They do not because the Proposal addresses a significant social policy issue and the Company's existing practices and procedures only address financial transactions. The Company's existing policies and procedures are completely silent on the matter at issue. In *Honeywell*, the sustainability report requested by the proposal had already been substantially produced. That sustainability report failed to describe "indicators" upon which to measure the Company's work, but it was not, as here, the central issue presented by the Proposal.

Verizon Communication, Inc., 2007 SEC No-Act. LEXIS 215 (February 21, 2007), also cited by the Company, involved a proposal that called for "a policy requiring disclosure in the proxy statement of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee is independent." Verizon was able to demonstrate that the main elements of the proposal had already been implemented by its existing proxy and governance disclosures as well as its compliance with SEC Regulation S-K. Honeywell's claims in the instant case, however, completely ignore the fact that it has done nothing to addresses the significant public policy issue presented by the Proposal.

IV. Conclusion

Honeywell has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at Honeywell. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

A review of the Honeywell Code of Conduct with respect to Company involvement in public policy issues related to directors' health industry affiliations clearly shows that Honeywell has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

Consequently, since Honeywell has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Honeywell's shareholders at the 2008 annual meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu, #2, afl-cio

cc: Thomas F. Larkins, Vice Presicent, Corporate Secretary and Deputy General Counsel

Attachments

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 4, 2007

ATTACHMENT A

The Honorable Christopher Cox, Chairman
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Dear Chairman Cox:

I am writing in response to U. S. Chamber of Commerce president Tom Donohue's September 7, 2007, letter to you regarding the AFL-CIO's and public, religious and social investment funds' interest in filing shareholder resolutions on director conflicts of interest, political contributions and health care principles during the 2008 proxy season.

I. Director Conflicts of Interest

Director conflicts of interest have long been recognized by state courts and the SEC staff as a matter of legitimate concern for shareholders. The attached survey, based upon The Corporate Library's database, corporate proxies and published reports, reveals widespread apparent conflicts of interest on the boards of 21 Fortune 500 companies. Each of these 21 non-health care companies has significant health care costs for its employees, retirees and dependents. Yet, each company has multiple directors in key leadership positions affecting company health care policies who are also directors or officers of pharmaceutical and health insurance companies. The report shows that, in many cases, these directors have personal holdings in pharmaceutical and health insurance industry equities that vastly outweigh their holdings in the companies where they serve as directors.

We are concerned these conflicts may have led to non-health care companies failing to manage their pharmaceutical health costs aggressively and may have led non-health care companies to take public policy positions that, while favorable to the interests of the pharmaceutical and health insurance companies, are not in fact in the interest of these non-health care companies.

For example, we are concerned that General Motors aggressively intervened to protect Nexium within its formulary at the same time Percy Barnevik, retired CEO of AstraZeneca, was a board member and chair of the Policy Committee. While this was occurring, other large companies were substituting cheaper, generic versions of Nexium to counter rapidly rising drug costs. We are not privy to the decision making process, but we believe investors should have some protections against this obvious conflict of interest.

We believe companies that have these conflicts embedded in their boards should adopt policies to manage these conflicts in the interest of the companies and their shareholders. These conflicts are real, involve material economic interests of the companies affected, and are clearly operating at the level of the governance of these public companies, and not at a managerial level.

II. Political Contributions

The Commission has also recognized that corporate political contributions are a proper matter for shareholder resolutions seeking a report from a board of directors. *The Charles Schwab Corporation,* SEC No-Action Letter, 2006 SEC No-Act. LEXIS 301 (March 2, 2006). As shareholders, we are interested in there being both appropriate disclosure and oversight of the political spending and activity of the public companies in which we and our members are invested.

III. Statement of Principles for Universal Health Insurance

Finally, access to affordable, comprehensive health insurance is now the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Moreover, John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek,* July 3, 2007)

The 47 million Americans without health insurance result in higher costs for U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

The National Coalition on Health Care, whose members include 75 of America's largest publicly-held companies, institutional investors and labor unions, have created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

The SEC has long recognized that significant social policy issues are proper matters for shareholder resolutions on such issues as global warming and human and civil rights. Shareholders voted on a health care resolution at the Ford Motor Company in 2007. *Ford Motor Company, 2007* SEC No-Act. LEXIS 296 (March 1, 2007).

IV. Conclusion

The AFL-CIO, together with other investors such as Trillium, Boston Common and Christus Health, share the concern that shareholder resolutions on director conflicts of interest, political contributions and health care principles are indeed matters of great consequence at public companies.

If you or the Commission staff would like to discuss these issues further, please contact Damon Silvers at 202-637-3953.

Sincerely,

D. F. Pedrotty

Daniel Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

cc: Commissioner Paul S. Atkins
Commissioner Kathleen L. Casey
Commissioner Annette L. Nazareth

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
American Express Co. (AXP)	$ 376	Leschly, Jan	Chair, Comp & Benefits Committee; Exec.& Pub Responsibility Committee	Care Capital LLC, founder and partner	$ 8,958,339	Not Available	
		Reinemund, Steven S	Audit Committee	Johnson & Johnson	$ 296,850	$ 390,784	132%
		Walter, Robert D.	Audit, Comp & Benefits Committees	Cardinal Health Inc., exec. Chmn	$ 9,517,011	$ 238,431,080	2505%
		Williams, Ronald A.	Audit Committee	Aetna Inc., CEO	$ 118,740	$ 11,998,771	10105%
AT&T Corp. (T) 2nd largest unfunded OPEB liability	$ 26,990	McCoy, John B.	Gov, Exec and Nominating Committees	Cardinal Health Inc.	$ 1,336,319	$ 6,041,336	452%
		Metz, Mary S.	Gov and Nominating Committees	Longs Drug Stores Corp.	$ 165,009	$ 313,616	190%
Bank of America Corp. (BAC)	$ 1,450	Ryan, Thomas M.	Chair Gov and Nominating Committees; Compensation Committee	CVS Caremark Corp.	$ 254,618	$ 57,655,904	22644%
		Ward, Jacquelyn M.	Chair Asset Quality Committee	WellPoint Inc.	$ 732,836	$ 3,287,807	449%
The Black & Decker Corp. (BDK)	$ 89	Burns, M. Anthony	Finance Committee	Pfizer Inc.	$ 646,741	$ 533,942	83%
		Ryan, Robert L.	Audit Committee	UnitedHealth Group Inc., also retired CFO and Sr. VP Medronic Inc.	$ -	$ 1,162,320	
The Boeing Co. (BA) 5th largest unfunded OPEB liability	$ 8,240	Collins, Arthur D.	Audit Committee	Medtronic Inc.	$ -	$ 22,516,277	
		Daley, William M.	Finance and Special Programs Committees	Abbott Laboratories	$ 131,238	$ 187,670	143%
		Jones, James L.	Audit Committee	Invacare Corp.	$ -	$ -	
Corning Inc. (GLW)	$ 803	Smithburg, William D.	Chair, Audit Committee; Comp Committee	Abbott Laboratories	$ 3,645,883	$ 3,415,594	94%
		Weeks, Wendell P.	Chairman & CEO	Merck & Co.	$ 20,294,296	$ 10,338	0%
Electronic Data Systems Corp. (EDS)		Dunbar, W. Roy	Audit Committee	Humana Inc., retired from Eli Lilly and Co., holdings not available.	$ 187,125	$ 669,940	358%
		Gillis, S. Malcolm	Audit Committee	Introgen Therapeutics	$ 82,752	$ 64,297	78%
		Hancock, Ellen M.	Chair, Comp Committee, Audit Committee	Aetna Inc.	$ 130,188	$ 455,868	350%
		Jordan, Michael H.	Chairman	Aetna Inc., retired	$ 9,944,298	$ 669,475	7%
		Kangas, Edward A.	Audit Committee	Tenet Healthcare Corp.	$ -	$ 33,600	
		Kangas, Edward A.	Audit Committee	Oncology Therapeutics	$ -	Not Available	
		Kangas, Edward A.	Audit Committee	Eclipsys Corp.	$ -	Not Available	
		Yost, R. David	Comp Committee	AmerisourceBergen, retired CEO	$ 109,200	$ 34,654,785	31735%
		Yost, R. David	Comp Committee	PharMerica	$ 109,200	$ 978,991	897%
Exxon Mobil Corp. (XOM) 7th largest unfunded OPEB liability	$ 6,340	George, William W.	Comp Committee	Novartis AG	$ 5,183,360	$ 6,532,820	126%
		Howell, William R.	Chair, Comp Committee	Pfizer Inc.	$ 4,692,792	$ 155,131	3%
		Reinemund, Steven S	Audit and Finance Committees	Johnson & Johnson	$ 849,238	$ 390,784	46%
		Shipley, Walter V.	Comp Committee	Wyeth	$ 4,122,622	$ 338,714	8%
General Electric Co. (GE)	$ 6,550	Larsen, Ralph S.	Lead director, Chair Comp Committee; Gov and Nominating Committees	Johnson & Johnson, retired CEO	$ 2,395,156	$ 89,687,333	3745%
6th largest unfunded OPEB liability		Lazarus, Rochelle B.	Gov and Nominating Committees	Merck & Co.	$ 2,962,832	$ 206,760	7%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ In millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
General Motors Corp. (GM)	*$ 51,060*	Barnevik, Percy	Chair, Policy Committee	AstraZeneca PLC, retired CEO	$ 351,037	Not Available	
Largest unfunded OPEB liability		Fisher, George M.C.	Lead Director, Chair Director & Corp Gov Committee	Eli Lilly and Co.	$ 174,398	$ 1,427,634	819%
		Katen, Karen	Directors & Corp Gov, Exec Comp Committee; Chair Investment Funds Committee	Pfizer Inc., president Pfizer Foundation, retired vice chair PhRMA.	$ 220,200	$ 23,969,470	10885%
Honeywell International Inc. (HON)	*$ 2,260*	Howard, James	Audit Committee	Walgreen Co.	$ 552,774	$ 2,242,908	406%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	CVS Caremark Corp., retired	$ 301,929	$ 584,978	194%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	Wyeth	$ 301,929	$ 305,435	101%
		Sheares, Bradley T.	Management Development and Com Committee	Reliant Phamaceuticals LLC, CEO	$ 177,600	Not Available	
		Stafford, John R.	Chair Com Committee; Audit Committee	Wyeth, retired	$ 1,485,561	$ 27,595,561	1858%
International Business Machines Corp. (IBM)	*$ 5,720*	Dormann, Juergen	Exec Comp and Management Resources Committee	Sanofi-Aventis, Vice Chair	$ 638,712	Not Available	
8th largest unfunded OPEB liability		Jackson, Shirley Ann	Directors & Corp Governance and Nominating Committees	Medtronic, Inc	$ -	$ 11,282	
		Lucio, Noto A.	Chair Audit Committee	Stem Cell Innovations	$ 2,437,157	$ 8,000	0%
		Taurel, Sidney	Chair Comp Committee; Exec and Management Resources Committees	Eli Lilly and Co. chairman and CEO	$ 620,217	$ 62,825,842	10130%
JPMorgan Chase & Co. (JPM)	*$ 92*	Gray, William H. III	Chair, Public Responsibility; Corp Gov Committee	Pfizer Inc.	$ -	$ 269	
		Weldon, William C.	Comp, Corp Gov Committees	Johnson & Johnson, Chairman & CEO (also retired PhRMA Chmn)	$ 45,820	$ 20,526,454	44798%
The McGraw-Hill Cos. Inc. (MHP)	*$ 144*	Bischoff, Winfried F.W.	Chair, Fin Policy Committee; Executive and Comp Committees	Eli Lilly and Company	$ 203,640	$ 575,847	283%
		Taurel, Sidney	Chair Comp Committee; Executive and Nominating and Corp Gov Committees	Eli Lilly and Company, Chairman and CEO (also PhRMA Director)	$ 203,640	$ 62,825,842	30851%
Motorola Inc. (MOT)	*$ 217*	Dorman, David W.	Audit and Legal Committee	CVS Caremark Corp.	$ -	$ -	
		Lewent, Judy C.	Chair Fin Committee; Gov & Nom Committees	Merck & Co. Exec VP and CFO	$ 882,102	$ 12,078,764	1369%
		Scott, Samuel C. III	Chair Comp & Leadership Committees	Abbott Laboratories	$ 625,221	$ 414,483	66%
		White, Miles D.	Gov and Nominating Committees	Abbott Laboratories, CEO	$ 426,987	$ 57,926,919	13566%
Prudential Financial Inc. (PRU)	*$ 1,430*	Cullen, James G.	Chair Comp Committee; Audit, Exec Comp and Exec Committees	Johnson & Johnson	$ 198,380	$ 4,630,865	2334%
		Gray, William H. III	Chair,Corp Gov & Bus Ethics Committee; Exec Comp and Exec Committees	Pfizer Inc.	$ 1,269	$ 269	21%
		Hanson, John F.	Chair Exec Committee	HealthSouth Corp. chairman	$ 977,069	$ 499,315	51%
		Horner, Constance J.	Comp and Corp Gov & Bus Ethics Committees	Pfizer Inc.	$ 99,922	$ 301,075	301%
		Poon, Christine A.		Johnson & Johnson	$ -	$ 2,945,331	
		Ryan, Arthur F.	Chairman and CEO; Exec and Finance Committees	Regeneron Pharmaceuticals	$ 38,188,616	$ -	0%
		Unruh, James A.	Audit Committee	Tenet Healthcare	$ 269,418	$ -	0%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
Qwest Communications International (Q)	*$ 2,390*	Hellman, Peter S.	Audit Committee; finacial expert	Baxter International	$ 80,297	$ 269,018	335%
		Unruh, James A.	Chair Comp Committee	Tenet Healthcare Corp.	$ 146,560	$ -	0%
		Welters, Anthony	Gov and Nominating Committees	West Pharmaceutical Services	$ 82,440	$ 209,383	254%
		Welters, Anthony	Gov and Nominating Committess	C.R. Bard Inc.	$ 82,440	$ 390,858	474%
		Welters, Anthony	Gov and Nominating Committees	UnitedHealth Group Inc. Exec VP	$ 82,440	$ 167,229	203%
Target Corp. (TGT)	*$ 115*	Austin, Roxanne S.	Chair Audit Committee; Fin Committee	Abbott Laboratories	$ 227,390	$ 366,975	161%
		Darden, Calvin	Comp & Nominating Committees	Cardinal Health	$ 260,001	$ 100,548	39%
		Johnson, James A.	Vice Chair Exec Committee; Chair Comp Committee; Chair Corp Gov Committee; Corp Responsibility Committee	UnitedHealth Group Inc.	$ 842,747	$ 2,479,616	294%
		Rice, Derica W.	Executive and Corp Gov Committees	Eli Lilly and Co. Sr. VP and CFO	$ -	$ 2,390,775	
UAL Corp. (UAUA)		Farrell, W. James	Chair Hum Resources Committee	Abbott Laboratories	$ 465,300	$ 53,620	12%
		Tilton, Glenn F.	CEO	Abbott Laboratories	$ 17,731,466	$ 379,630	2%
Verizon Communications Inc. (VZ) 4th largest unfunded OPEB liability	*$ 23,020*	Seidenberg, Ivan G.	CEO	Wyeth	$ 21,388,923	$ 305,435	1%
		Seidenberg, Ivan G.	CEO	CVS Caremark Corp., retired	$ 21,388,923	$ 584,978	3%
		Shipley, Walter V.	Chair Human Resources Com; Corp Gov and Policy Committees	Wyeth	$ 631,876	$ 338,714	54%
		Stafford John	Human Resources	Wyeth, retired chairman and CEO	$ 778,929	$ 27,595,561	3543%
The Williams Cos. Inc. (WMB)	*$ 132*	Howell, William R.	Lead Director; Chair Comp Committee; Nominating & Corp Gov Committees	Pfizer Inc.	$ 6,151,849	$ 155,131	3%
		Lorch, George A.	Nominating & Corp Gov Committees	Pfizer Inc.	$ 1,629,022	$ 42,753	3%

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(7), as relating to Honeywell's ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Honeywell relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END